March 17, 2017

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4628
Washington, D.C. 20549

Attention:	Cecilia Blye, Chief
Office of Global Security Risk

Re:	TransDigm Group Incorporated
Form 10-K for the Year Ended September 30, 2016
Filed November 15, 2016
File No. 001-32833

Dear Ms. Blye:

Set forth below are the responses of TransDigm Group Incorporated (the “Company” or “TransDigm”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated March 6, 2017, relating to filing referenced above. For your convenience, we have recited the Staff’s comments and followed each comment with our response.

1.
You state on page 3 of the 10-K that for the fiscal year ended September 30, 2016 that Airbus accounted for approximately 13% of your net sales. We are aware of news reports indicating that Airbus aircraft operate in Sudan and Syria, and a “Customers & Operators List” on the Airbus.com website includes Sudan Airways and Syrian Air. Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, customers or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response:
Except for a single, limited transaction described below, we believe that TransDigm’s and its affiliated companies’ contacts with Syria and Sudan have been performed in full compliance with U.S. laws and regulations.

On January 3, 2012, one of TransDigm’s subsidiaries voluntarily disclosed to the Office of Foreign Assets Control (“OFAC”) and the Department of Commerce Bureau of Industry and Security (“BIS”) the shipment during 2011 of repaired aircraft parts to Syrian Airways without the required BIS license. In fact, that TransDigm subsidiary had prior to 2011 been issued a BIS license that permitted the sale of such parts to Airbus with an ultimate end-user customer in Syria. This license also permitted this transaction under OFAC’s General License No. 4 in effect at that time. This license included subsequent maintenance and repair of such equipment and shipment directly back to Syria. Certain parts were received for repair prior to expiration of the licenses, but due to delays in completing the repairs and difficulties in arrangement shipment, the parts were regretfully shipped back to Syria after the license expired. Following the disclosure, OFAC issued a No Action Letter to the TransDigm subsidiary and BIS issued a Warning Letter with no further action taken.

One of TransDigm’s U.S. subsidiaries has sold, and currently does sell, products to a humanitarian relief program based in Europe that is used by the program in the delivery of food and medicine to Syria to alleviate human suffering in that country. Such sales were made pursuant to BIS license(s) and in compliance with all U.S. laws and regulations.

After due inquiry, TransDigm is not aware of any direct business by any of its U.S. or non-U.S. subsidiaries with Sudan or Syria for at least the last five (5) full fiscal years.

Where U.S. law permits TransDigm’s non-U.S. affiliates to sell to Syria or Sudan, those affiliates may sell products and services to those countries. However, we have determined that no such sales have occurred in at least the last five (5) fiscal years and there are no current contacts or undertakings with those countries by TransDigm’s non-U.S. affiliates.

Generally, the Company is not aware of the identity of customers downstream from our immediate customers. It is common for TransDigm products to be incorporated into other products, especially aircraft. Original equipment manufacturers such as Airbus, located outside U.S. jurisdiction, may sell finished products containing TransDigm’s manufactured parts to customers in U.S.-embargoed countries without TransDigm’s knowledge of specific transactions involving its products. Similarly, distributors located in countries other than the U.S. may resell out of their inventories TransDigm manufactured products into Syria or Sudan without TransDigm’s knowledge of specific transactions involving its products. Such transactions, were they to occur, would not cause TransDigm to be in violation of U.S. law and regulations.

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response:
The Company does not consider these contacts, either individually or in the aggregate, to be material for purposes of the Commission’s disclosure requirements. Accordingly, we believe they pose no investment risk to our security holders. In making this determination, we have considered the quantitative and qualitative factors that a reasonable investor would find important in making an investment decision, including the potential impact on the Company’ s reputation.

Our sales to Airbus and certain distributors certainly are significant to TransDigm; however, these transactions are completed in full compliance with all U.S. laws and regulations and in accordance with common practice by all U.S. manufacturers in our industry. As you note, various state and municipal governments, universities, and other investor groups have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Given the compliance with all U.S. laws and regulations and the de minimis volume of the transactions described above, the Company believes any attention from such groups would be unlikely and/or unwarranted.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (216) 706-2955.

Very truly yours,

By:	/s/ Terrance M. Paradie
Terrance M. Paradie
Executive Vice President and
Chief Financial Officer
TransDigm Group Incorporated

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